PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

06012119

23rd March 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2006
WASH. D.C. 213

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs Group

Premier Oil plc (~~f/k/a Premier Oil Group~~ plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 23rd March 2006:

"Preliminary Results"
"Lembu Peteng Drilling Update"

Yours faithfully

PROCESSED
APR 05 2006
THOMSON
FINANCIAL

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

Premier Oil

Preliminary Results for the year ended 31 December 2005

Premier is a leading FTSE 250 independent exploration and production company with gas and oil interests principally in the North Sea, Asia and West Africa. Our strategy is to add significant value per share through exploration and appraisal success, astute commercial deals and asset management.

SEC MAIL RECEIVED PROCESSING MAR 2 6 2006 WASH. D.C. 213 SECTION

Highlights

Operational

- Production ahead of budget - 33,300 boepd (2004: 34,700 boepd)
- Record gas sales from projects in Indonesia and Pakistan
- Exploration and appraisal success in Mauritania and Egypt
- Reserves and contingent resources 10 per cent higher at 232 mmboe
- Strong 2P reserve base – 164 mmboe (2004: 176 mmboe)
- New acreage acquired in Norway, Congo and SADR

Financial

- Profit after tax and EPS up 75 per cent to US$38.6 million, 47.0 cents per share
- Healthy operating cash flow amounting to US$118.9 million (2004: US$109.6 million)
- Operating costs stable under US$6 per boe
- Strong balance sheet and improved credit facility
- Low-cost, long-term hedging in place

2006 Outlook

- Announcement of Lembu Peteng discovery today giving Premier two exploration successes this year to date
- Up to 17 exploration and appraisal wells currently planned, with four high impact wells
- Significant programme of development drilling
- Development projects on stream in Mauritania and Indonesia

Simon Lockett, Chief Executive, commented:

"Premier performed strongly in 2005 producing solid financial results and exploration success. This progress has continued into this year with our second exploration discovery announced today.

"Our refocused strategy is on track to deliver in 2006 with a rising production profile and a high impact exploration programme. We also have the financial strength to continue to build our core-areas as opportunities arise."

23 March 2006

ENQUIRIES
Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7743 6673**
Gavin Davis — **Tel: 020 7743 6677**

CHAIRMAN'S STATEMENT

Premier's results for 2005 reflect the high quality of our producing fields and our strong financial position. We have an excellent base from which to meet our strategic growth objectives.

Financial and operating performance

The financial statements for 2005 have been prepared under International Financial Reporting Standards (IFRS), including the adoption of the successful efforts method of accounting for oil and gas assets.

Strong oil and gas prices, especially in the second half of the year led to significantly increased turnover of US$359.4 million in 2005 (2004: US$251.8 million). Increased gas demand in Pakistan and Indonesia led to increased production balanced by natural decline in the UK. Production is set to grow in 2006 with first oil achieved in Mauritania.

Profits after tax for the year were US$38.6 million (2004: US$22.1 million), reflecting increased oil prices and gas realisations, offset by higher taxes. Operating cash flow after taxes and interest was US$118.9 million (2004: US$109.6 million).

Net debt at 31 December 2005 was US$26.2 million (2004: Net cash US$19.6 million) before taking into account cash received in January 2006 of US$35.2 million from a crude oil cargo lifted on Wytch Farm in late December. We continue to fund our planned exploration and development activities from operational cash flow, and retain our strong balance sheet flexibility for acquisitions.

Production for the year was ahead of expectations at 33,300 barrel of oil equivalent per day (boepd) (2004: 34,700 boepd). Our producing fields are performing well and with higher oil prices and strong gas demand we have an exciting programme of incremental projects to exploit further our high quality reservoirs. The Chinguetti field in Mauritania was successfully brought on stream in February 2006 and is expected to produce 5,700 boepd net to Premier by the end of 2006.

Oil and gas proven and probable booked reserves at year-end amounted to 164 million barrels of oil equivalent (mmboe) on a working interest basis (2004: 177 mmboe). These reserves have been confirmed by independent review. Total reserves and contingent resources, which include discoveries not yet booked pending commercialisation, have increased to an estimated 232 mmboe (2004: 210 mmboe).

Our exploration and appraisal programme delivered discoveries at Labeidna in Mauritania and Al Amir in Egypt. We also successfully appraised the Tiof, Banda and Tevet discoveries in Mauritania. Work to evaluate development options during 2006 continues on all of these projects.

We are also very pleased that despite strong international competition for good quality acreage, we have been able to add to our licence portfolio in Norway and West Africa. The Norwegian awards include a 50 per cent interest in the Froy redevelopment project. These new licences will form the basis for a continuing programme of exciting exploration and development work.

We continue to focus on improving our world class health, safety and environmental performance with the organisation beating its targets for improvement for the sixth year in a row.

Shareholder returns

During 2005 Premier shares increased in value by 54 per cent. Over the five years to 31 December 2005, Premier's share price has increased by 443 per cent. The company continues to be a top ten performer in the FTSE 250 over the period. This exceptional performance has reinforced our policy to reward shareholders principally through share price growth.

A £10 million share buy-back programme was implemented during the course of 2005 with an average purchase cost of £5.55 per share against a year-end share price of £8.14. Further share purchases will be considered in appropriate market conditions.

Board addition

I am pleased to announce the appointment of Neil Hawkings to the Board of Premier as an Executive Director effective 23 March 2006. Neil was appointed General Manager of Operations in May 2005 and since then has been a key member of Premier's management team. Prior to joining Premier, Neil had over twenty years international experience with Conoco in a variety of roles and locations around the world.

Outlook

A number of new strategic targets were set out at our interim results presentation in September. In particular we announced a medium-term production target of 50,000 boepd and the intention to drill at least four high impact exploration wells per year.

2006 promises to be an exciting year for Premier as we pursue these targets. The drilling campaign has commenced with a gas discovery on the Macan Tutul prospect and an oil and gas discovery on the Lembu Peteng prospect in Indonesia announced today. Exploration wells are planned in Vietnam and Guinea Bissau each with the potential to add significantly to reserves and shareholder value. New acreage in Norway, Congo, and the Saharawi Arab Democratic Republic (SADR) has significantly added to Premier's portfolio of exploration opportunities for future exploration drilling.

At the same time, Premier continues to build its production portfolio towards its target of 50,000 boepd. In Indonesia, the West Lobe extension project on the Anoa field is within budget and on schedule, with first gas targeted for the third quarter of 2006. In Pakistan and Indonesia gas sales negotiations are progressing well. Additionally, new oil developments are planned including the redevelopment of the Froy field in Norway.

Premier's 2005 results reflect strong progress on all fronts. Our strategy of growing the production base and focusing on high impact exploration, backed by a solid financial position will add significant value for shareholders.

Sir David John KCMG
Chairman

FINANCIAL REVIEW

Economic environment

2005 has seen significant changes in both oil and gas pricing worldwide driven by strong economic growth in Asia as well as a series of disruptions on the supply side. The Brent oil price, which began the year at US$39.5 per barrel, averaged US$54.5 per barrel (bbl), reaching a peak of US$67.49 per barrel at the end of August. Gas prices worldwide were also strong.

Strong commodity prices with increased industry activity levels have led to rising operating costs with higher fuel, material and wage pressures. On the exploration side of the business, rig rates rose with renewed appetite for drilling activity and a shortage of available rigs.

The UK Government took the opportunity of higher oil prices to double the supplementary corporate tax for the upstream sector from 10 per cent to 20 per cent. Other governments, for example in Norway, sought to encourage investment in future energy supplies by providing greater incentives for exploration activity.

Income statement

Premier previously announced its restated financial results for 2004 in accordance with International Financial Reporting Standards (IFRS). We also published a new set of group accounting policies which included the adoption of the successful efforts method of accounting for oil and gas assets which the Board believes provide a more transparent view of the performance of the group's producing assets and exploration activities.

Profit after tax for 2005 was US$38.6 million (2004: US$22.1 million) an increase of 75 per cent. Following the change to the successful efforts method this profit takes into account a write off of US$20.6 million for unsuccessful wells drilled in India (Lakkhi-1), Pakistan (Maliri-1), Gabon (Iboga-1), Egypt (Al-Fagr) and Mauritania (Espadon and Sotto). In addition, we charged US$17.0 million of pre-licence exploration expenditure to the income statement. The corresponding figures in 2004 under the same successful efforts policy were US$28.7 million and US$12.2 million respectively.

Production levels in 2005, on a working interest basis, averaged 33,300 boepd compared to 34,700 boepd in 2004. On an entitlement basis, production was 28,700 boepd (2004: 31,500 boepd). Realised oil prices averaged US$48.38/bbl compared with US$29.92/bbl the previous year.

Gas prices averaged US$3.82 per thousand standard cubic feet (mscf) (2004: US$3.24 per mscf). The average gas price has risen more slowly than oil prices due to the terms of our gas price escalation clauses for our production in Pakistan. Gas prices in Indonesia, which are linked to high sulphur fuel oil, have risen broadly in line with the oil price over a two-year period and averaged a US$7.90 per mscf during the year (2004: US$4.96 per mscf).

Sales revenue was 43 per cent higher than 2004 at US$359.4 million (2004: US$251.8 million) as a result of these higher commodity prices and timing of liftings in the UK.

Cost of sales increased to US$176.5 million compared to US$134.6 million in 2004. The major change in the cost of sales is attributed to a significant change in the stock underlift/overlift position, which resulted in a charge to cost of sales of US$25.9 million, (2004: credit of US$16.8 million), to offset overlifted volumes included in revenues. After excluding the effect of overlift on cost of sales, underlying unit operating costs amounted to US$5.90 per barrel of oil equivalent (boe) (2004: US$5.80 per boe). This reflected a general rise in the cost environment faced by the industry, offset by specific actions taken to reduce costs, notably in the Kyle field in the UK. Underlying unit amortisation amounted to US$5.50 per boe compared to US$5.60 in the previous year.

Administrative costs rose by US$2.6 million to US$19.6 million reflecting certain one-off charges in respect of pensions and provisions for long-term incentive plans. Operating profits were US$125.7 million, a 112 per cent increase from the prior year.

Net interest and other finance expenses totalled US$1.1 million (2004: US$5.8million) reflecting the continuing low level of debt and hence strong balance sheet. Pre-tax profits were 130 per cent higher at US$124.6 million (2004: US$53.5 million). The taxation charge totalled US$86.0 million (2004: US$31.4 million) as a result of higher operating profits, the first full year of profit oil and gas in Indonesia and a higher effective tax rate in Pakistan following the full utilisation of previous tax losses.

Basic earnings per share amounted to 47.0 cents, an increase of 75 per cent on the previous year.

Cash flow

Cash flow from operating activities amounted to US$118.9 million, up from US$109.6 million in 2004. These cash flows include payments received from the joint venture in Pakistan of US$47.1 million (2004: US$35.2 million).

Capital expenditure and pre-licence exploration expenditure in the period was US$149.6 million (2004: US$104.5 million) relating principally to the development programme (US$80.5 million). US$21.0 million was utilised for the share buy back programme and the purchase of shares for the Employee Share Ownership Plan.

Net cash outflow, before movements relating to financing amounted to US$26.7 million (2004: cash inflow US$5.1 million).

Net debt position

At the start of the year, net cash amounted to US$19.6 million. At year-end this had become a net debt position of US$26.2 million comprising US$38.8 million of cash balances and short-term investments and a drawdown from bank credit facilities of US$65.0 million. On 24 December Premier lifted a crude cargo of 630,000 barrels from the Wytch Farm field the cash proceeds from which (amounting to US$35.2 million) were received in January, allowing us to repay some US$20.0 million of our bank debt.

In September the company entered into a new US$275 million credit facility, on improved terms, with a syndicate of thirteen international lending banks led by Barclays Bank plc and Royal Bank of Scotland plc. Together with positive cash flow from producing assets this facility puts the company in a strong position to fund its ongoing exploration and development programme and to finance acquisitions.

Hedging and risk management

A review of hedging policy was undertaken during the year given the significant volatility in current commodity prices. Following the expiry of previous hedges at 30 June 2005 no hedges were in place for the second half of 2005.

The Board's policy is to consider hedging where it is attractive economically to lock-in oil and gas prices at a level which protects the cash flow of the company and the business plan. All transactions are related directly to expected cash flows; no speculative transactions are undertaken.

Hedges utilising collars were entered into for the period 1 January 2006 to 31 December 2010 covering 9 million barrels of oil (mmbbls) representing approximately 50 per cent of anticipated liquids production for the period. The floor price, which averaged US$37.42 per

barrel, was funded by a cash payment of US$3.6 million yielding a ceiling price of US$100 per barrel. In addition, 384,000 metric tonnes of High Sulphur Fuel Oil (HSFO), representing the equivalent of around 33 per cent of Indonesian gas production for the period 1 January 2006 to 31 December 2009 have been covered on a zero cost basis at an HSFO floor price of US$200 per metric tonne and a ceiling price of US$480 per metric tonne.

Historic hedges produced a loss of US$15.7 million during the first half of 2005 expiring on 30 June. This amount has been deducted from sales revenue for the year. The adoption of IFRS, with effect from 1 January 2005, requires that hedges put in place during the second half of the year should be valued and any changes in market value should be reflected in the income statement. The net gains or losses on such hedges, after taking into account the premium paid, is recorded as a US$2.0 million charge in other finance expenses.

Since the group now reports in US dollars, exchange rate exposures relate only to sterling receipts and expenditures which are hedged in dollar terms on a short-term basis. The group recorded a gain of US$0.1 million on such hedging at year-end.

Cash balances are invested in short-term bank deposits, managed liquidity funds and commercial paper, subject to Board approved limits. The group undertakes an insurance programme to reduce the potential impact of the physical risks associated with the exploration and production activities. In addition, business interruption cover is purchased for a proportion of the cash flow from producing fields.

Adoption of International Financial Reporting Standards (IFRS)

As announced on 25 August 2005, Premier is reporting its financial results in accordance with IFRS with effect from 1 January 2005. Comparative numbers for 2004 were restated at that time in accordance with the group's new accounting policies. Details of the new accounting policies and the restatement of the prior year accounts are available on Premier's website (www.premier-oil.com).

OPERATIONAL REVIEW

The strategy of the company combines the delivery of new production projects and asset management with a focus on high impact exploration. In the medium term, these will provide material growth in our reserves base and a target production level of 50,000 boepd. Each of the four regional businesses (North Sea, Asia, Middle East-Pakistan and West Africa) will contribute to these growth objectives.

Production and reserves

Working interest production for 2005 averaged 33,300 boepd. Comparable production from 2004 was 34,700 boepd. Production comprised 31 per cent liquids and 69 per cent gas, with Pakistan and Indonesia each accounting for around 35 per cent of the total and the UK the remainder. On an entitlement basis, group production for the year was 28,700 boepd. Following the start-up of production in Mauritania in February 2006, group production for the first two weeks of March averaged 36,400 boepd (working interest basis).

Production (boepd)	Working Interest		Entitlement	
	2005	2004	2005	2004
North Sea	9,750	11,900	9,750	11,900
Pakistan	11,500	10,300	11,500	10,300
Asia	12,050	12,500	7,450	9,300
Total	33,300	34,700	28,700	31,500

Proven and probable reserves, on a working interest basis, based on Premier and operator estimates are now 164 mmboe.

	Reserves (mmboe)	Reserves and Contingent Resources (mmboe)
Start of 2005	176	210
Production	(12)	(12)
Net revisions	0	34
End of 2005	164	232

At year-end, reserves comprised 19 per cent liquids and 81 per cent gas, and the equivalent volume on an entitlement basis amounted to 146 mmboe (2004: 157 mmboe).

Reserve revisions represent increases in various fields (particularly Kadanwari in Pakistan) offset by a decrease in the Kakap field in Indonesia. Net revisions also reflect the completion of the sale of our interest in the Galahad and Mordred fields in the UK.

Discoveries made in the year in West Africa and Egypt have not been recorded in booked reserves pending completion of ongoing appraisal and commercialisation work. Unbooked reserves in the process of being commercialised (including unsold gas in Indonesia together with discoveries that have not yet received development sanction elsewhere) give increased total reserves and contingent resources of 232 mmboe (2004: 210 mmboe). This figure does not include the potentially large resources associated with the Banda (Mauritania) or Swan (Vietnam) gas fields where commercialisation is at an early stage.

Exploration and appraisal

A core part of Premier's business growth strategy is the exploration programme. Each year at least four high-impact wells are targeted from a portfolio of prospects around the world. Success on any of these prospects is capable of bringing significant and rapid growth. The portfolio of exploration properties also has the potential to add incremental value to existing production, to open up new plays and to provide large prospects for the future. The annual target spend for this programme is US$50 million. The cost of the current planned programme for 2006 is in excess of this target and a number of good quality farm-in proposals have been received. These are actively under consideration as part of Premier's portfolio management.

Over the last five years, Premier has had a 50 per cent success rate on its exploration and appraisal wells, and a 30 per cent success rate on exploration wells alone. 13 exploration and appraisal wells were drilled in 2005, similar to 2004 and 2003. The 2005 programme provided five successes, on Al Amir-1 in Egypt, and the Labeidna-1, Tevet Deep-2, Tiof-6 and Banda-2 wells in Mauritania.

For 2006, final plans are in place for all the key wells in the programme of up to 17 exploration and appraisal targets. Exploration wells currently planned in West Africa include two high impact shallow water wells in Guinea Bissau, testing Premier's high-potential acreage; up to three further wells in Mauritania exploring the acreage around Chinguetti and Tiof fields; and one play-testing well in Gabon. In Pakistan the high potential Indus Delta offshore will be tested and in Indonesia very low cost wells adding incremental value to existing production will be drilled. In the second quarter there will be two high impact wells in Vietnam.

NORTH SEA

In the North Sea, Premier will build on its new position in Norway by seeking out high impact exploration while maximising the value from its existing UK producing assets.

UK

Production in the UK in 2005 amounted to 9,750 boepd (2004: 11,900 boepd) representing 29 per cent of the group total (34 per cent in 2004). This represents a decrease of some 18 per cent on last year's level due to a combination of natural decline and configuration changes which impact production rates but lead to considerable savings on operating costs.

The Wytch Farm oil field contributed 4,000 boepd net production to Premier, down 16 per cent on last year. This year, the successful infill drilling campaign has focused on the offshore area under Poole Bay drilling four wells, compared to the two wells drilled in 2004, and has continued to successfully limit production decline. A further three new infill wells are planned to be drilled in 2006 and an enhanced oil recovery project is expected to be brought to sanction.

Net production from Kyle was 3,600 boepd, down 14 per cent on last year following a change to the oil offtake configuration. This was a result of negotiation with Banff and Curlew infrastructure owners in 2004 whereby the Kyle owners agreed to tie-back remaining Kyle Chalk wells to the Banff Floating Production Storage and Offtake vessel (FPSO) and to cease utilisation of the Maersk Curlew FPSO. The work was completed in the third quarter of 2005, on time and on budget. An all-inclusive processing and transportation tariff has been agreed with the Banff Group which will substantially reduce operating costs and allow the extension of field life up to the end of 2015. Gross field rates are currently around 4,000 barrels of oil per day (bopd) and 8 million standard cubic feet of gas per day (mmscfd). Gas lift for the wells and a water shut-off and re-perforation of Kyle-15 well are budgeted for in 2006, with further plans for compression upgrade at Banff, and infill drilling under consideration.

In the Fife area, Premier's net production amounted to 1,600 bopd from the Fife, Fergus, Flora and Angus fields with natural decline successfully managed by optimisation of existing water injection and gas lift facilities. The Fife FPSO contract was amended in 2005 to further incentivise oil production which will lead to improved vessel uptime and increased production. Scott, Telford and Galahad, which was disposed of as a non-core asset, accounted for the remainder of net production.

Detailed evaluations of the UK blocks awarded in December 2004 are now under way to identify prospects for drilling during 2007/8. 3D seismic purchase and reprocessing was conducted across blocks 23/22b (P1181) and 21/7b (P1177) in the Central North Sea and 44/21c, 44/26b (P1184) in the Southern North Sea. Seismic reprocessing of 2D seismic data has also been conducted over blocks 42/10, 42/15 (P1229) in the Southern North Sea. This licence contains the Agincourt gas accumulations and studies of this acreage were also conducted during 2005 to examine the technical and commercial case for development. Elsewhere in the Southern North Sea, 2D seismic reprocessing and 3D data purchase was conducted over 43/22b, 43/23, 43/27b, 43/28 & 43/29 (P1235) and a detailed evaluation of the gas prospects is currently under way.

Licence P1048 in the Central North Sea was re-evaluated following completion of the 20/10b-5 (Criollo) well during 2004. The 21/6a-7 well targeting the Palomino prospect was spudded on 23 December (and has subsequently been plugged and abandoned dry on 20 January 2006). Premier did not contribute to the cost of this well, which had been farmed out to Oilexco in a deal that resulted in Premier's equity being reduced to 18.75 per cent. Re-interpretation of the 4-block P1048 licence is now under way to fully evaluate remaining prospects and leads.

Premier agreed to assume a 100 per cent stake in the Fife area blocks 39/1c & 39/2c with the aim of drilling the 39/2c-Peveril prospect in late 2006. This area has good potential for oil within the Upper Jurassic Fife (Fulmar) sands and is close to the existing Fife area facilities. Follow-on potential is provided by blocks 39/1b & 39/7 (P1152) blocks where prospects have also been identified as a result of 3D seismic reprocessing completed during 2005.

Norway

Premier was awarded five licences in the APA licensing round in December 2005, the company's first move into the Norwegian sector. The licence interests obtained to date, all of which are in the central area of the Norwegian North Sea, are as follows:

Block no. (or part block no.)	Working Interest	Operator
34/2, 34/5	15%	BG
34/4, 34/5	30%	PetroCanada
35/12, 36/10	40%	Revus
16/1, 16/4	30%	Lundin
25/2, 3, 5 & 6 (Froy area)	50%	Pertra

These licences offer a spectrum of redevelopment, appraisal and exploration opportunities which have the potential to meet objectives for both early production and high impact exploration. A number of seismic programmes are anticipated during 2006 aimed at confirming a subsequent significant drilling programme.

Our quadrant 25 licence includes the Froy field. This field was abandoned in 2001 by the previous operator in a much lower oil price environment and due to the imminent abandonment of the Frigg field to which it was tied back. The Froy area is now the subject of redevelopment studies with plans to seek development approval in the first quarter of 2007.

Premier has also submitted a further application in the 19th Round, the results of which are expected to be announced by the end of the first quarter of 2006.

MIDDLE EAST-PAKISTAN

Premier continues to build the value of its strong asset portfolio in Pakistan. Business development efforts in the Middle East region are focused on producing asset opportunities in partnership with government and local companies.

Pakistan

Record production levels achieved in 2004 were surpassed in 2005. Production net to Premier amounted to 11,480 boepd, an increase of 11.3 per cent over 2004 (2004:10,312 boepd).

The increase in production was mainly due to higher sales from the Qadirpur gas field which amounted to 3,807 boepd (2004: 3,055 boepd). The sustained higher gas sales from Qadirpur were possible due to the enhancement of plant capacity to 500 mmscfd achieved in 2004. Negotiations are now under way with the plant contractor to increase plant capacity to 600 mmscfd and with the gas buyer to increase sales volumes to 550 mmscfd. Two further development wells and, following the 3D seismic programme conducted in 2005, a Qadirpur deep well is planned for 2006.

On Premier's Kadanwari acreage, the K-14 well was tied back to the existing gas production facilities. This additional production compensated for the natural decline of the field and successfully increased the production level to 1,228 boepd (2004: 1,039 boepd). To further exploit the reserves in the Kadanwari West, K-15 is to be drilled in the first quarter of 2006. Evaluation of 3D seismic shows further reservoir prospectivity within the acreage. A drilling programme is being firmed up to test these prospects.

The Zamzama gas field produced an average of 3,658 boepd, net to Premier, during 2005 (2004: 3,472 boepd). Negotiations on the Gas Sales Agreement (GSA) for Zamzama Phase-2 development and the sale of an additional 150 mmscfd high calorific value gas, were successfully concluded. Subsequent to the approval of the Oil and Gas Regulatory Authority, the GSA was signed by the gas buyer Sui Southern Gas Company Limited (SSGCL), the President of Pakistan and the joint venture partners. First gas is expected in the third quarter of 2007.

The production levels in the Bhit gas field were sustained during 2005 and production of 2,788 boepd was achieved during the year (2004: 2,746 boepd). A Bhit Phase II Term Sheet to increase the Bhit Annual Contract Quantity (ACQ) from 270 mmscfd to 300 mmscfd has been initialled by the gas buyer SSGCL and joint venture partners. A supplemental GSA is being negotiated with the buyer. The Bhit plant capacity will be increased to 315 mmscfd to allow accelerated production from Bhit field and production of Badhra reserves with expected gas production in the third or fourth quarter of 2007.

During the year, Premier was awarded the Jhangara exploration block and drilled the Maliri-1 well. This prospect was adjacent to Premier's interests in the Bhit and Badhra gas fields, and though high-risk, could have provided significant incremental value to these projects. However the well was found to be dry at the target Pab Sandstone level, and subsequently plugged and abandoned. Premier has subsequently withdrawn from this exploration block.

Plans to drill the offshore Indus E block progressed, and despite the tight rig market, a drilling-unit has been contracted to drill this deep-water well in the third quarter of 2006. Premier currently holds a 12.5 per cent interest in this block.

Egypt

Premier's first well in Egypt, the Al Amir-1 well, was an encouraging oil discovery. The well, in which Premier holds a 37.5 per cent interest, flowed up to 750 bopd production test from a new reservoir play-system. The full size of this discovery is not yet known and this is to be the target of an appraisal well will be spudded shortly. A second wildcat exploration well, Al Fagr-1, was drilled to the west of the concession in 2005 and found to have hydrocarbon shows. It was plugged and abandoned in early 2006.

ASIA

In Asia, Premier continues to grow its business using technical and commercial expertise from its operations in the Natuna Sea to deliver new exploration opportunities and production projects across the region.

Indonesia

Premier's core asset in Indonesia is its interest in the West Natuna gas project, supplying gas under a long-term sales contract to Singapore. This is held through its equity interests in the Natuna Sea block A and Kakap production sharing contracts.

In 2005, Premier-operated block A sold an overall average of 142 billion British thermal units per day (Bbtud) gross from its gas export facility. This high figure reflects increased demand in Singapore frequently exceeding the gas contract maximum rate of 145 BBtud. There was a further 57 BBtud (gross) average sold from the non-operated Kakap field under the same contract.

Oil production from Anoa averaged 3,023 bopd gross (2004: 3,079 bopd), only slightly down on the prior year as a result of natural depletion of the oil reservoirs. Oil production from Kakap averaged 7,263 bopd gross (2004: 8,533 bopd).

Overall, net production from Indonesia amounted to 12,032 boepd, down 4 per cent from the prior year, with Anoa and Kakap contributing 8,593 boepd and 3,439 boepd respectively.

World class health, safety and environmental performance remains a key objective, and there were no lost time incidents in Indonesia throughout the year. We also achieved the ISO 14001 certification and Indonesia's "PROPER Blue" rating for environmental performance.

The West Lobe Wellhead Platform progressed on schedule. Fabrication of the jacket and deck commenced mid-year and by the end of 2005 the jacket assembly was nearing completion and the deck structure and equipment installation was essentially complete. The facilities will be loaded out and installed in April 2006, and be hooked up and ready for development drilling by the end of May 2006. Production is planned to commence in late August 2006. Planning also continued for the 2006 West Lobe drilling campaign with orders being placed for all long lead equipment and another jack-up drilling rig has been secured.

Negotiations continued over the sale of further gas from block A with prospective buyers in Malaysia, Indonesia and Singapore. We currently assess Singapore to be the optimal market for additional gas sales volumes with opportunities existing in both the petrochemical and power generation sectors.

Technical studies during 2005 focused on maturing prospects for an exploration drilling campaign in 2006. On 31 January 2006 Premier announced a successful gas discovery from its Macan Tutul-1 exploration well. The second well Lembu Peteng –1, part of the same drilling campaign, has also encountered hydrocarbons in a number of different zones. These zones are currently being tested. The 2006 drilling campaign may include an appraisal well to be drilled on one of these discoveries.

Vietnam

Offshore Vietnam, Premier operates two Production Sharing Contracts (PSC): Blocks 12E and 12W with 75 per cent working interest in each. Subject to Government approvals, Premier also has an option to acquire operatorship and up to 67.5 per cent working interest in an adjacent block 7&8/97.

During 2005 we acquired and interpreted a 3D seismic survey over the Dua discovery. The interpretation confirms the potential for commercial oil reserves, and a well is planned for the second quarter of 2006. Following evaluation of the three 2D seismic programmes acquired over blocks 12E, 12W and block 7&8/97, Premier will drill a second exploration well targeting the Blackbird prospect on Block 12E.

Premier also considers block 7&8/97 to have good prospectivity, but the international boundary with Indonesia, which defines the southern extent of the blocks, has not been ratified and therefore operations on this block are on hold. During the third quarter of 2006, Premier will acquire further 2D marine seismic data over blocks 12E and 12W. This will be designed to improve our understanding of the existing Swan gas discovery in block 12W as well as adjacent exploration leads.

India

In India during 2005, Premier drilled the Lakkhi-1 well in its Jaipur block. The well tested the oil prone acreage beneath the thrusts south east of the Assam oil and gas trend, encountering several oil bearing horizons, including one that was tested providing a limited flow of gas. However, although the hydrocarbon system proved valid the reservoir quality was poorer than anticipated precluding the production of oil from this acreage. Premier are in the process of withdrawing from this acreage.

In the Cachar block there are a number of large structures which are relatively under-explored. Premier has acquired seismic data and better defined the most promising prospect known as Masimpur which will be drilled later in 2006.

During the year discussions on the Ratna oil field re-development project were re-opened. Most of the issues which have delayed the project in the past have now been resolved. Under the terms of the draft Production Sharing Contract, Premier is the Operator and has a 10 per cent carried stake in this offshore project. After redevelopment it is envisaged that production from the field will be in excess of 20,000 bopd.

Philippines

Premier operates Service Contract 43 in the Ragay Gulf with a 42.5 per cent working interest. During 2005 Premier acquired 150 line kilometres of Transition Zone seismic data in the shallow waters of the eastern Bondoc Peninsula. This survey has confirmed the presence of carbonate build-ups, and Premier is considering a well to target these structures in 2007.

WEST AFRICA

Premier's objective in West Africa is to deliver a series of high impact exploration opportunities, which offer exposure us to significant reserve additions, while building the value of the producing asset base in Mauritania.

Mauritania

The development of the first phase of the 120 million barrel Chinguetti oil field in Mauritania is now complete at a cost of approximately US$720 million (US$58 million net to Premier). Production commenced on 24 February 2006. The Woodside-led joint venture sanctioned the field development in June 2004 and brought the field on stream in less than 21 months. The

field is located in 800 metres of water, some 90km west of the Mauritanian capital Nouakchott.

The Phase 1 development includes six sub-sea production wells and five water injection wells for pressure support with flow-lines to a permanently moored FPSO, Berge Helene, with storage capacity of 1.6 million barrels. Surplus gas not required for fuel will be re-injected into the nearby Banda reservoir via a single gas injection well. The drilling of further production and injection wells (Phase 2) is planned for early 2007.

During 2005, three successful appraisal wells were drilled. The Tiof-6 well intersected a Miocene reservoir sequence which flowed 9,600 bopd on test. A decision on development strategy is expected in the second quarter of 2006. Tiof-6 was followed by a successful test of the Banda gas discovery, Banda-2. This well was drilled to allow excess-gas injection from the Chinguetti field, a preferred alternative to flaring. This well was successful and proved the presence of a thick, high quality gas reservoir in Banda. The Tevet structure, located up-channel of the Chinguetti field was also successfully appraised. The well successfully found oil in the Miocene sequence, and extended the proven limits of the Tevet accumulation. Tevet-2 was deepened to the Cretaceous, to test a new play, and encountered an oil column. This is very significant as it is the first Cretaceous oil to be found on this acreage and opens up the Cretaceous play system for further exploration. These reserves also may be developed back into the Chinguetti field in due course.

Three exploration wells were also drilled during the year. Sotto-1, similar in trap style to the Banda discovery, encountered no sands in the target interval. However, the knowledge gained increase confidence in the presence of sands in prospects such as Colin and Kibaro which lie in a similar geological setting and will be targeted in 2006. The Espadon well, down dip to the west from the Tiof field, failed to find oil due to lack of sandstone reservoir at that location. The final well of the sequence was a test of the Labeidna prospect, located close to Chinguetti. An oil bearing sandstone was encountered, and is being evaluated for possible development and tie-back to Chinguetti in the future.

The Chinguetti field operator Woodside Petroleum has been notified by the Mauritanian government that it disputes amendments to the relevant Production Sharing Contracts (PSC). The Operator on behalf of the joint venture is currently exploring ways to resolve these disputes under the procedures set out in the PSC.

Guinea Bissau

In Guinea Bissau, following on from the earlier drilling campaign, Premier has acquired a $400km^2$ 3D seismic survey and reprocessed $800km^2$ of existing 3D over the Eirozes and Espinafre salt-diapirs. This has greatly improved the ability to image the steeply dipping flanks of these large prospects. The 500m oil column in the models are working ahead of expectations around these features. In 2006, Premier will operate wells back-to-back on the Eirozes and Espinafre prospects. Timing of these wells is dependent upon arrival of the rig following third party drilling operations, currently expected in late 2006. Success with either of the two wells would add significant value and increase the prospectivity on a number of look-alike prospects on the block.

Gabon

In Gabon in 2005, Premier drilled the high-risk Eboga-1 wildcat well on the Iris permit. Premier entered this acreage as part of the 2003 Mauritania acreage acquisition. The well failed and Premier has subsequently withdrawn from this acreage. In 2006, Premier will drill on the adjacent Themis acreage using 3D seismic acquired in late 2005 to locate a suitable target.

Congo

Premier has agreed, subject to parliamentary ratification to take on a 58.5 per cent interest (including operatorship) in the Marine IX offshore block in the Republic of Congo. The block contains the large Frida prospect and a variety of tertiary and cretaceous leads. 2D and 3D seismic programmes are planned for 2006.

SADR

Premier was a successful applicant in the Saharawi Arab Democratic Republic's (SADR) offer of Production Sharing Contracts for four offshore blocks, in which Premier's interest will be 50 per cent. These contracts were signed in March 2006. The licence terms will come into effect on admittance of the SADR to membership of the United Nations.

Premier Oil plc
Preliminary Results for the year ended 31 December 2005

Consolidated income statement

	Note	2005 $ million	2004 $ million
Sales revenues	1	359.4	251.8
Cost of sales	2	(176.5)	(134.6)
Exploration expense		(20.6)	(28.7)
Pre licence exploration costs		(17.0)	(12.2)
General and administration costs		(19.6)	(17.0)
Operating profit		125.7	59.3
Interest revenue and finance gains		5.9	2.0
Finance costs and other finance expenses		(7.0)	(7.8)
Profit before taxation		124.6	53.5
Taxation		(86.0)	(31.4)
Profit after taxation		38.6	22.1
Earnings per share (cent)			
Basic	8	47.0	26.8
Diluted	8	46.6	26.1

The results relate entirely to continuing operations.

Statement of recognised income and expenses

	2005 $ million	2004 $ million
Currency translation differences		(0.4)
Pension costs – actuarial losses	(2.2)	
Net losses recognised directly in equity	(2.2)	(0.4)
Profit for period	38.6	22.1
Total recognised income	36.4	21.7

Reconciliation to net assets

	2005 $ million	2004 $ million
Net assets at 1 January	354.1	337.5
Total recognised income	36.4	21.7
Adjustments relating to past restructuring	3.1	(1.2)
Purchase of shares for ESOP trust	(8.5)	(3.2)
Provision for share based payments	2.9	
Issue of ordinary shares	1.3	5.2
Repurchase of ordinary share capital	(13.2)	(5.9)
Net assets at the year end	376.1	354.1

Premier Oil plc
Preliminary Results for the year ended 31 December 2005

Consolidated balance sheet

	Note	2005 $ million	2004 $ million
Non current assets			
Intangible exploration and evaluation assets	3	**67.4**	41.4
Property, plant and equipment	4	**576.6**	565.2
Investments in associates		**1.1**	1.1
Deferred tax asset		**0.8**	
		645.9	607.7
Current assets			
Inventories		**13.3**	12.3
Trade and other receivables		**144.7**	117.5
Cash and cash equivalents		**38.8**	59.6
		196.8	189.4
Total assets		**842.7**	797.1
Current liabilities			
Trade and other payables		**(113.7)**	(108.4)
Current tax payable		**(38.8)**	(40.1)
		(152.5)	(148.5)
Non current liabilities			
Long term debt		**(63.6)**	(38.8)
Deferred tax liabilities		**(198.3)**	(203.6)
Long term provisions		**(41.0)**	(41.6)
Long term employee benefit plans deficits		**(11.2)**	(10.5)
		(314.1)	(294.5)
Total liabilities		**(466.6)**	(443.0)
Net assets		**376.1**	354.1
Equity and reserves			
Share capital		**73.2**	74.6
Share premium account		**8.0**	7.0
Revenue reserves		**293.6**	272.9
Capital redemption reserve		**1.7**	
Translation reserves		**(0.4)**	(0.4)
		376.1	354.1

The financial statements were approved by the board of directors and authorised for issue on 22 March 2006.

Premier Oil plc
Preliminary Results for the year ended 31 December 2005

Consolidated cash flow statement

	Note	2005 $ million	2004 $ million
Operating activities			
Profit before taxation		**124.6**	53.5
Depreciation, depletion and amortisation		**68.0**	72.2
Exploration expense		**20.6**	28.7
Pre licence exploration costs		**17.0**	12.2
(Increase)/decrease in inventories		**(1.0)**	0.4
Increase in trade and other receivables		**(29.3)**	(10.0)
Decrease in trade and other payables		**5.4**	
Interest received		**1.0**	2.2
Interest revenue		**(1.0)**	(2.0)
Interest paid		**(3.5)**	(2.5)
Finance costs		**2.0**	2.3
Other finance expense		**0.1**	5.8
Net operating charge for long term employee benefit plans less contributions		**(1.5)**	1.5
Income taxes paid		**(86.4)**	(54.9)
Share based payment provision		**2.9**	
Loss on sale of fixed asset			0.2
Net cash provided by operating activities		**118.9**	109.6
Investing activities			
Capital expenditure		**(132.6)**	(92.3)
Pre licence exploration costs		**(17.0)**	(12.2)
Disposal of intangible exploration and evaluation assets		**4.0**	
Net cash used in investing activities		**(145.6)**	(104.5)
Financing activities			
Issue of ordinary shares		**1.1**	5.2
Repurchase of ordinary shares		**(21.0)**	(3.3)
Repayment of long term financing			(61.2)
Loan drawdowns		**25.0**	
Arrangement fee for the new loan facility		**(1.4)**	
Net cash from/(used) in financing activities		**3.7**	(59.3)
Currency translation differences relating to cash and cash equivalents		**2.2**	(0.1)
(Decrease)/increase in cash and cash equivalents		**(20.8)**	(54.3)
Cash and cash equivalents at the beginning of the period		**59.6**	113.9
Cash and cash equivalents at the end of the period	5	**38.8**	59.6

Notes to the accounts

1 Geographical segments

The group's operations are located in the North Sea, Asia, Middle East-Pakistan and West Africa. These geographical segments are the basis on which the group reports its primary segment information (the only basis on which it can report such information). Revenue represents amounts invoiced exclusive of sales related taxes for the group's share of oil and gas sales.

	2005 $ million	2004 $ million
Revenue		
North Sea	**169.6**	95.6
Asia	**121.5**	100.4
Middle East-Pakistan	**68.3**	55.8
Total group sales revenue	**359.4**	251.8
Interest revenue	**1.0**	2.0
Total group revenue	**360.4**	253.8
Results		
Group operating profit/(loss)		
North Sea	**32.2**	0.7
Asia	**66.2**	55.0
Middle East-Pakistan	**41.9**	31.0
West Africa	**(6.0)**	(18.0)
Other	**(8.6)**	(9.4)
Group operating profit	**125.7**	59.3
Interest revenue and finance gains	**5.9**	2.0
Finance costs and other finance expenses	**(7.0)**	(7.8)
Profit before tax	**124.6**	53.5
Tax	**(86.0)**	(31.4)
Profit after tax	**38.6**	22.1
Balance sheet		
Segment assets		
North Sea	**268.9**	298.2
Asia	**350.6**	340.1
Middle East-Pakistan	**95.7**	93.6
West Africa	**123.1**	64.1
Unallocated	**3.3**	
Investment in associates		
West Africa	**1.1**	1.1
Total assets	**842.7**	797.1
Liabilities		
North Sea	**(154.5)**	(167.5)
Asia	**(160.3)**	(154.3)
Middle East-Pakistan	**(30.8)**	(26.3)
West Africa	**(16.9)**	(16.0)
Unallocated	**(104.1)**	(78.9)
Total liabilities	**(466.6)**	(443.0)
Other information		
Capital additions		
North Sea	**14.5**	36.3
Asia	**37.9**	31.0
Middle East-Pakistan	**13.3**	6.2
West Africa	**65.8**	61.2
	131.5	134.7
Depreciation and amortisation		
North Sea	**36.5**	40.6
Asia	**22.3**	24.8
Middle East-Pakistan	**9.2**	6.8

	68.0	72.2

2 Cost of sales

	2005 $ million	2004 $ million
Operating costs	100.7	56.3
Royalties	7.8	6.1
Amortisation and depreciation of property, plant and equipment		
Oil and gas properties	66.6	70.9
Other	1.4	1.3
	176.5	134.6

3 Intangible exploration and evaluation (E&E) assets

	Oil and gas properties				
	North Sea $ million	Asia $ million	Middle East-Pakistan $ million	West Africa $ million	Total $ million
Cost					
At 1 January 2004	0.8	4.4	7.1	2.2	14.5
Exchange movements				0.5	0.5
Additions during the year	4.9	16.5	6.2	27.5	55.1
Exploration expenditure written off	(5.5)	(3.3)	(4.3)	(15.6)	(28.7)
At 31 December 2004	**0.2**	**17.6**	**9.0**	**14.6**	**41.4**
Additions during the year	1.6	24.5	8.3	16.6	51.0
Disposals		(3.4)	(1.0)		(4.4)
Exploration expenditure written off		(12.5)	(3.1)	(5.0)	(20.6)
At 31 December 2005	**1.8**	**26.2**	**13.2**	**26.2**	**67.4**

4 Property, plant and equipment

	Oil and gas properties				Other fixed assets	Total
	North Sea	Asia	Middle East -Pakistan	West Africa		
	$ million	$ million	$ million	$ million	$ million	$ million
Cost						
At 1 January 2004	200.8	289.2	110.3		17.2	617.5
Exchange movements					1.1	1.1
Additions during the year	28.5	12.7		33.3	2.6	77.1
Disposal of fully written down assets					(1.9)	(1.9)
At 31 December 2004	229.3	301.9	110.3	33.3	19.0	693.8
Exchange movements					(2.0)	(2.0)
Additions during the year	12.3	13.4	5.0	49.2	0.6	80.5
Disposals	(1.0)					(1.0)
Disposal of fully written down assets					(12.2)	(12.2)
At 31 December 2005	**240.6**	**315.3**	**115.3**	**82.5**	**5.4**	**759.1**
Amortisation and depreciation						
At 1 January 2004*			41.3		16.1	57.4
Exchange movements					0.9	0.9
Charge for the year	39.3	24.8	6.8		1.3	72.2
Disposal of fully written down assets					(1.9)	(1.9)
At 31 December 2004	39.3	24.8	48.1	-	16.4	128.6
Exchange movements					(1.7)	(1.7)
Charge for the year	35.1	22.3	9.2		1.4	68.0
Disposals	(0.2)					(0.2)
Disposal of fully written down assets					(12.2)	(12.2)
At 31 December 2005	**74.2**	**47.1**	**57.3**	-	**3.9**	**182.5**
Net book value						
At 31 December 2004	190.0	277.1	62.2	33.3	2.6	565.2
At 31 December 2005	**166.4**	**268.2**	**58.0**	**82.5**	**1.5**	**576.6**

* The group's Indonesian and UK fields were fair valued under IFRS 1 rules on 1 January 2004. Therefore there are no opening balances for amortisation.

5 Analysis of changes in net (debt)/cash

a) Reconciliation of net cash flow to movement in net (debt)/cash	2005 $ million	2004 $ million
Movement in cash and cash equivalents	**(20.8)**	(54.3)
Proceeds from long term loans	**(25.0)**	
Repayment of long term loans		61.2
(Decrease)/increase in net cash in the period	**(45.8)**	6.9
Opening net cash	**19.6**	12.7
Closing net (debt)/cash	**(26.2)**	19.6

b) Analysis of net (debt)/cash	2005 $ million	2004 $ million
Cash and cash equivalents	**38.8**	59.6
Long term debt	**(65.0)**	(40.0)
Total net (debt)/cash	**(26.2)**	19.6

The carrying value of long term debt on the balance sheet is stated net of unamortised debt arrangement fees of US$1.4 million (2004: US$ 1.2 million).

Basis of preparation

The above financial information does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

For all periods up to and including the year ended 31 December 2004, Premier Oil plc (Premier) prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 Premier is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Commission ('EC').

Consequently, financial information for preliminary results for the year ended 2005 must be prepared on the basis of IFRS. The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date (for Premier that is 31 December 2005) should be applied retrospectively.

However, IFRS 1 - 'First time Adoption of International Financial Reporting Standards' contains a number of exemptions which companies are permitted to apply. Premier has elected:

- not to present comparative information in accordance with IAS 32 - 'Financial Instruments: Disclosure an Presentation' and IAS 39 - 'Financial Instruments: Recognition and Measurement'.
- not to restate its financial information for acquisitions, disposal and restructuring occurring before 1 January 2004.
- to deem cumulative translation differences to be zero at 1 January 2004.
- to recognize all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 1 January 2004.
- to apply IFRS 2 'Share-based Payment' on share-based payments from 1 January 2004.

As a result of the above exemptions certain changes apply from 1 January 2004 followed by further changes (due to IAS 32 and IAS 39) to apply from 1 January 2005.

Premier has produced an 'IFRS Restatement' document setting out its accounting policies under IFRS, the major differences between UK GAAP and IFRS, and reconciliations of UK GAAP to IFRS for its 2004 full year Income and Cash Flow Statements, its Balance Sheets at 1 January 2004 and 31 December 2004. This information can be found at www.premier-oil.com. These results are prepared under the accounting policies contained in the IFRS Restatement document.

The principal differences for the group between reporting on the basis of UK GAAP and IFRS are as follows:

- Accounting for exploration and evaluation costs under successful efforts method of accounting
- Accounting for all development and production assets on an asset by asset basis which necessitated fair valuation of certain properties in the North Sea and Asia Segment
- Reporting results of its Pakistan Joint Venture on a proportional consolidation basis
- Setting up deferred taxation on
  - All fair value adjustments
  - Petroleum Revenue Tax
- Recognising pension fund deficits on its balance sheet
- Recognising impact of share based payments and related provisions

Whilst the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRSs), this announcement does not itself contain sufficient information to comply with IFRSs. The company will publish full financial statements that comply with IFRSs on 19 April 2006.

6 **Dividends**

The directors do not propose any dividend.

7 Earnings per share

The calculation of basic earnings per share is based on the profit after tax and on the weighted average number of ordinary shares in issue during the year. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax		Weighted average number of shares		Earnings per share	
	2005	2004	**2005**	2004	**2005**	2004
	$ million	$ million	**million**	million	**cent**	cent
Basic	**38.6**	22.1	**82.1**	82.7	**47.0**	26.8
Outstanding share options			**0.7**	1.8	*	*
Diluted	**38.6**	22.1	**82.8**	84.5	**46.6**	26.1

*The inclusion of the outstanding share options in the 2005 and 2004 calculations produce a diluted earnings per share.

8 External Audit

This Preliminary Announcement is consistent with the audited financial statements of the group for the year ended 31 December 2005.

9 A full set of financial statements will be posted to shareholders on 19 April 2006 and will be available at the company's head office, 23 Lower Belgrave Street, London SW1W 0NR, from that date.

10 The Annual General Meeting will be held at Clothworkers Hall, Dunster Court, Mincing Lane, London, EC3R 7AH on Friday 19 May 2006 at 11.00am.

11 The full accounts for the year ended 31 December 2004, which received an unqualified report from the auditors, had been filed with the registrar of the companies.

Oil and gas reserves (unaudited)
Group proved plus probable reserves

	Working interest basis									
	North Sea		Asia		Middle East-Pakistan		West Africa	Total		
	Oil and NGL's	Gas	Oil and NGL's	Gas	Oil and NGL's	Gas	Oil and NGL's	**Oil and NGL's**	**Gas**	**Oil, NGL's and Gas**
	mmbbls	Bcf	mmbbls	Bcf	mmbbls	Bcf	mmbbls	**mmbls**	**Bcf**	**mmboe**
Group										
At 1 January 2005	19.1	24	4.7	379			9.7	33.5	403	112.9
Revisions	0.3	2	1.8	(24)				2.1	(22)	(2.7)
Acquisitions and divestments		(1)							(1)	(0.1)
Production	(2.9)	(3)	(0.8)	(18)				(3.7)	(21)	(7.9)
At 31 December 2005	**16.5**	**22**	**5.7**	**337**	**-**	**-**	**9.7**	**31.9**	**359**	**102.2**
Joint ventures - group share										
At 1 January 2005					1.1	408		1.1	408	63.6
Revisions					0.6	7		0.6	7	1.9
Production					(0.1)	(26)		(0.1)	(26)	(4.2)
At 31 December 2005	**-**	**-**	**-**	**-**	**1.6**	**389**	**-**	**1.6**	**389**	**61.3**
Total group and group share of joint ventures										
At 1 January 2005	19.1	24	4.7	379	1.1	408	9.7	34.6	811	176.5
Revisions	0.3	2	1.8	(24)	0.6	7		2.7	(15)	(0.8)
Acquisitions and Divestments		(1)							(1)	(0.1)
Production	(2.9)	(3)	(0.8)	(18)	(0.1)	(26)		(3.8)	(47)	(12.1)
At 31 December 2005	**16.5**	**22**	**5.7**	**337**	**1.6**	**389**	**9.7**	**33.5**	**748**	**163.5**
Total group and group share of joint ventures										
Proved developed	9.6	10	2.2	163	1.3	242		13.1	415	83.8
Proved undeveloped	1.0		1.9	110		5	6.5	9.4	115	31.7
Probable developed	2.3	6	0.9	32	0.3	113		3.5	151	28.0
Probable undeveloped	3.6	6	0.7	32		29	3.2	7.5	67	20.0
At 31 December 2005	**16.5**	**22**	**5.7**	**337**	**1.6**	**389**	**9.7**	**33.5**	**748**	**163.5**

Notes:

1. Revisions include upgrades on Wytch Farm, Kyle, Fife, Telford, Angus, Fergus and Flora, together with minor downgrades on Scott. Revisions have also been made to block A (Anoa), and Kakap in Indonesia and the Bhit field in the PKP joint venture.

Proved and probable reserves are based on operator or third-party reports and are defined in accordance with the 'Statement of Recommended Practice' (SORP) issued by the Oil Industry Accounting Committee (OIAC) dated July 2001.

The group provides for amortisation of costs relating to evaluated properties based on direct interests on an entitlement basis, which incorporates the terms of the Production Sharing Contracts in Indonesia and Mauritania. On an entitlement basis, reserves decreased by 10.7 mmboe mainly due to 2005 production, giving total entitlement reserves of 145.9 mmboe as at 31 December 2005 (2004: 156.6 mmboe).

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PROCESSING SECTION 2006

PREMIER OIL PLC
("Premier" or "the Company")

Drilling update – Lembu Peteng

Indonesia

Premier is pleased to announce a discovery on Natuna Sea Block A in Indonesia with its operated Lembu-Peteng 1 well.

The well targeted sands in the Arang, Pasir, Intra Barat, and Upper Gabus. Log data indicates the presence of 6 gas zones, and 1 oil zone.

A test has been completed on two of the gas zones, which has yielded 8.5 mmscf/d of gas plus 580 bpd of high quality condensate. A further test of the oil zone will follow shortly.

The Lembu-Peteng discovery lies approximately 14 km to the East of the producing KH field and there are follow-up prospects on the trend.

Premier is the operator of West Natuna Block A with a 28.67% interest, and the other partners in the block are Kufpec (33.33%), Amerada Hess (23%) and Petronas (15%).

A further update will be provided on completion of testing operations.

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**